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SECURIT 15027791)N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~02948~~ 00593

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/14 (MM/DD/YY) AND ENDING 09/30/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Olmsted & Mulhall, Inc.*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 West Crosstown Parkway
(No. and Street)

Kalamazoo	*Michigan*	*49001*
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas L. Swiat Jr. — *269-342-0111* (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 West	*Southfield*	*Michigan*	*48075*
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED DEC 01 2015 REGISTRATIONS BRANCH 11

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, *Thomas L. Swiat Jr.*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of *Olmsted & Mulhall Inc.*, as of *September 30*, 20*15*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

A. SAMPSON
NOTARY PUBLIC, STATE OF MI
COUNTY OF KALAMAZOO
MY COMMISSION EXPIRES Jun 4, 2019
ACTING IN COUNTY OF KALAMAZOO

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Drive, Suite 508 West
Southfield, MI 48075
248-559-4514

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Olmsted & Mulhall, Inc.
100 West Crosstown Parkway
Kalamazoo, MI 49001

Report on the Financial Statements

I have audited the accompanying balance sheet of Olmsted & Mulhall, Inc. as of September 30, 2015. Olmsted & Mulhall, Inc.'s management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Olmsted & Mulhall, Inc. as of September 30, 2015, in conformity with accounting principles generally accepted in the United States of America.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
November 20, 2015

OLMSTED & MULHALL, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2015

ASSETS				
Cash & equivalents	$	412,344		
Other securities		40,000		
Accounts receivable		7,429		
Prepaid expenses		3,434		
Property and equipment at cost - net of depreciation		6,708	$	469,915
LIABILITIES & STOCKHOLDERS' EQUITY				
Accounts payable	$	5,829		
Other current liabilities		68,121		
	$	73,950		
Stockholders' equity				
Common stock - $10 par value - authorized 5,000 shares				
Issued and outstanding 109 shares	$	1,090		
Paid in capital		25		
Retained earnings		394,850		
	$	395,965	$	469,915

NOTES TO FINANCIAL CONDITION

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting.

Fixed assets are recorded at cost less accumulated depreciation which is computed principally by the Straight line depreciation balance method.

NET CAPITAL REQUIREMENTS

As a registered broker-dealer the Company is required to maintain sufficient capital to cover current indebtedness as defined in certain "Net Capital Rules". Specifically, "aggregate indebtedness" shall not exceed fifteen times its "net capital" or a net capital ratio of 15 to 1. At September 30, 2015 the Company's net capital ratio was .19 to 1, substantially better than the required 15 to 1. Required "net capital" is $100,000 while actual computed "net capital" was $384,998.

ANNUAL AUDIT REPORT REQUIREMENT

The Firm's most recent annual audit report pursuant to Rule X-17A-5 is available for examination and copying at the Firm's office or at the office of Securities and Exchange Commission in Chicago, Illinois.